SOCIAL REALITY, INC.

456 Seaton Street

Los Angles, CA  90013

Telephone: (323) 283-8505

Via EDGAR

September 24, 2015

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C.  20549

Attention:

Larry Spirgel, Assistant Director

Dean Suehiro, Senior Staff Accountant

Robert Shapiro, Staff Accountant

Emily Drazan, Staff Attorney

Kathleen Krebs, Special Counsel

Re:

Social Reality, Inc. (the "Company")

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 31, 2015

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Filed August 12, 2015

File No. 000-54996

Ladies and Gentlemen:

The Company is in receipt of the staff's letter of comment dated September 10, 2015 on the above captioned filings.  Following are the Company's responses to such comments.  As requested, and where applicable, the Company's responses explain how the Company will comply with the staff's comments in future filings.

Form 10-K for Fiscal Year Ended December 31, 2014

SRAX – Real Time Bidding sell side representation, page 1

1.

Refer to the first paragraph.  It appears that you only provide a service that matches one of your advertisers on your SRAX platform to an advertising space placed on your SRAX platform by one of your publishing partners.  The advertising space is given to the highest paid advertiser.  In addition, it appears that you do not earn any revenues from the advertising spaces placed on your SRAX platform by your publishing partners.

Division of Corporation Finance

September 24, 2015

Please provide us with your analysis of each factor of ASC 605-45-45-4 through 45-18 supporting your conclusion that gross revenues reporting in appropriate.  Based on your disclosures of Steel Media on page 2, tell us how the Steel Media business is integrated with this service offering, and if this integration was a factor supporting your conclusion that gross revenue reporting is appropriate, provide your basis in the accounting literature in your response.

Through the SRAX platform, the Company has numerous publishing partners available from which to acquire advertising inventory to supply its demand partners’ advertising requests. When a demand partner wishes to place advertising, the Company utilizes its SRAX platform to determine which publishing partner(s) match up best for the demand partners’ targeted audience to maximize return on their advertising spend. That inventory is then acquired by the Company and resold to the demand partner. Revenue is earned from the sale of advertising by the Company to the demand partner.

The Company records revenue on a gross basis.  Its analysis of each factor in ASC 605-45-45-4 through 45-18 supporting its conclusion is set forth below.  In an effort to clarify the Company's prior disclosure, in future filings the Company will delete the words "owned by our publishing partners" from the second bullet point on page 1; the updated disclosure will read "sales of media inventory through real-time bidding, or RTB, exchanges."

The Steel Media business has been integrated into this service offering by enabling Steel Media to make use of the Company's publishing partner database to acquire inventory for their needs in servicing their agencies, brands and clients. This integration was not a factor in the Company's conclusion that gross reporting is appropriate.

Indicators of gross reporting:

The Entity Is the Primary Obligor in the Arrangement

FASB COD 605-45-45-4

The Company is responsible for providing the service to its demand partners, agencies and clients.  The Company contracts directly with its demand partners to supply the advertising inventory that they desire and the demand partners place their orders directly with the Company.  The Company is responsible for the fulfillment of the orders and it utilizes its SRAX platform to find suitable publishers with which to place the advertising.  The SRAX platform enables the Company to access publisher inventory to use in fulfillment of the demand partner requests.  The Company's demand partners look to the Company to be the primary obligor in these transactions, as it interacts with them directly through the SRAX portal and maintains the relationship with them and meets their needs. On the supply side, the Company's publisher partners contract directly with the Company to purchase their inventory and expect payment from the Company, and not from the ultimate demand partner, agency or client.  Accordingly, the Company is the primary obligor in these arrangements.

Division of Corporation Finance

September 24, 2015

The Entity Has General Inventory Risk—Before Customer Order Is Placed or Upon Customer Return

FASB COD 605-45-45-5

While the Company does not maintain physical inventory, it does have intangible inventory risk, both before order and sale, and if there is a charge back from its demand partners. In its transactions with publisher partners, the Company assumes all risk for fraudulent inventory or inventory that will not match a demand partner’s order. The Company also assumes the risk of technical malfunctions and reporting discrepancies.

Regarding right of return, while intangible publishing inventory sold is never “returned,” the Company bears the inventory risk of return. If a demand partner charges the Company back for invalid advertising inventory, the Company bears the risk since it is a direct charge to the Company, the primary obligor for the demand partner.

FASB COD 605-45-45-6

The Company does not have the right to return unsold inventory acquired from its publishers and does not receive price protection.

FASB COD 605-45-45-7

This factor is not applicable to the SRAX sell side representation.

The Entity Has Latitude in Establishing Price

FASB COD 605-45-45-8

Through the SRAX portal, the Company determines and establishes the price for the advertisements delivered to its demand partners.  Therefore, the Company has latitude in the pricing of its services to its demand partners and, as a result, has concluded this is an indicator that the Company acts as a principal, rather than an agent.

The Entity Changes the Product or Performs Part of the Service

FASB COD 605-45-45-9

The SRAX platform provides a comprehensive and complex decision optimization and targeting platform that delivers the advertising services requested by the Company's demand partners. The Company utilizes its resources to place the requested display advertising to the specific audience. The Company performs and fulfills substantially all the services ordered by the demand partners.  Accordingly, the Company has concluded this an indicator that it acts as a principal, rather than as an agent.

Division of Corporation Finance

September 24, 2015

The Entity Has Discretion in Supplier Selection

FASB COD 605-45-45-10

The Company has numerous suppliers of publishing inventory. Each of its suppliers goes through industry standard brand safe and traffic quality approval processes to determine the suitability of the publishing inventory. The Company has the discretion to identify, select and match demand partner's needs with the appropriate supplier(s) at the best possible terms and conditions. In addition, the Company typically does not allow advertising clients to determine on which applications they advertise.  Accordingly, the Company believes that this is an indication that it acts as a principal.

The Entity Is Involved in the Determination of Product or Service Specifications

FASB COD 605-45-45-11

The Company’s platform provides a comprehensive and complex decision optimization that enables the Company to fulfill the demand partners’ needs and desires in reaching the target audience and to maximize the demand partners’ advertising dollars. The Company’s platform actually determines which publisher’s ad space is selected to run each advertisement.  Accordingly, the Company believes that this is an indication that it acts as a principal.

The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping

FASB COD 605-45-45-12

This factor is not applicable to the SRAX sell side representation.

The Entity Has Credit Risk

FASB COD 605-45-45-13

The Company assumes the credit risk for all amounts billed to its demand partners. The Company has traditional trade accounts receivable terms with its demand partners, and is responsible for all of the billing and collection of demand partner accounts. Additionally, the Company bears credit risk of loss in that it must pay its publishing partners regardless of whether the Company receives payment from its demand partners. Additionally, the Company pays its publishers net 30 and many of its demand partners remit payment to the Company net 60 or longer.  Further, if there are any issues with deductions for invalid inventory, the Company's publisher will have already been paid.  The Company believes this is an indicator that it is a principal in the transaction.

FASB COD 605-45-45-14

None of these factors are applicable. The Company is not paid in advance from its demand partners. Furthermore, any deductions that may be made by the Company's demand partners are made based on the gross amount billed.

Division of Corporation Finance

September 24, 2015

Indicators of Net Revenue Reporting:

The Entity's Supplier Is the Primary Obligor in the Arrangement

FASB COD 605-45-45-16

As noted above, the Company is the primary obligor in providing the services to its clients, not the suppliers.

The Amount the Entity Earns Is Fixed

FASB COD 605-45-45-17

The Company pays the majority of its publishing partners a percentage of the revenue charged to its demand partners.

The Supplier Has Credit Risk

FASB COD 605-45-45-18

Credit risk is not assumed by the supplier.  The Company bears credit risk on the collection of revenue from its demand partners and generally has paid its suppliers before it has received payment.

2.

Refer to the second paragraph.  For your custom SRAX platform that allows your advertising agency partners to launch and manage their own real time bidding campaigns, please provide us with your analysis of each factor in ASC 605-45-45-4 through 45-18 supporting your conclusion that gross revenue reporting is appropriate.  For services you provide on a managed basis, please tell us the nature of each of your product and service offerings and how your advertising agency partners may interact with your SRAX platform.  In addition, provide us with your analysis of each factor in ASC 605-45-45-4 through 45-18 supporting your conclusion that gross revenue reporting is appropriate.  Based on your disclosure of Steel Media on page 2, tell us how the Steel Media business is integrated with your self-service and managed service offerings, and if this integration was a factor supporting your conclusion that gross revenue reporting is appropriate, provide your basis in the accounting literature in your response.

The Company's custom platforms allow its agency and brand clients to directly place their advertising orders on the platform dashboard through electronic insertion orders. The Company then takes those orders and fulfills them by acquiring the appropriate advertising space on which to place the orders, utilizing the SRAX platform and the numerous available publishing partners from which the Company acquires inventory to supply its clients. The Company's agency and brand clients are then able to view and analyze campaign results as they occur.

Division of Corporation Finance

September 24, 2015

The Company records revenue on a gross basis and its analysis of each factor in ASC 605-45-45-4 through 45-18 supporting its conclusion is set forth below.  In future filings the Company will revise the disclosure which appeared on page 1 of the 10-K to add the language which appears in italics below:

With the addition of Steel Media, we are providing our SRAX platform to brands and their advertising agencies. We are building custom platforms that allow our agency partners to launch and manage their own RTB campaigns by enabling them to directly place advertising orders on the platform dashboard and view and analyze results as they occur.

The Steel Media business has been integrated into this service offering by enabling Steel Media to offer use of the Company's dashboard to its agency and brand clients to place and monitor advertising orders. Steel Media can also utilize the availability of the Company's numerous publishing partners to fulfill the orders. This integration was not a factor in the Company's conclusion that gross reporting is appropriate.

Indicators of gross reporting:

The Entity Is the Primary Obligor in the Arrangement

FASB COD 605-45-45-4

The Company is responsible for providing the service to its agencies, brands and clients.  The Company contracts directly with its publishing partners to supply the advertising inventory that its agencies, brands and clients desire and these clients place their orders directly with the Company, either through the SRAX dashboard or through physical insertion orders. The Company is responsible for the fulfillment of the client orders and it utilizes its SRAX platform to find suitable publishers with which to place the advertising. The SRAX platform enables the Company to access publisher inventory to use in fulfillment of the  orders from the agencies, brands and clients.  These agencies, brands and clients look to the Company to be the primary obligor in these transactions, as it interacts with them directly through the SRAX portal and other methods, and maintains the relationship with them and meets their needs. On the supply side, the Company's publisher partners contract directly with the Company to purchase their inventory and expect payment from the Company, and not from the ultimate client. Accordingly, the Company is the primary obligor in these arrangements.

The Entity Has General Inventory Risk—Before Customer Order Is Placed or Upon Customer Return

FASB COD 605-45-45-5

While the Company does not maintain physical inventory, it does have intangible inventory risk, both before order and sale, and if there is a charge back from the agencies, brands and clients. In all of the Company's transactions, the Company actually purchases the publishing inventory from its supply partners prior to delivery to the agencies, brands and clients.

Division of Corporation Finance

September 24, 2015

Regarding right of return, while intangible publishing inventory sold is never “returned,” the Company bears the inventory risk of return. If a client charges the Company back for invalid advertising inventory, the Company bears the risk since it is a direct charge to the Company, the primary obligor for the client.

FASB COD 605-45-45-6

The Company does not have the right to return unsold inventory acquired from its publishers and does not receive price protection.

FASB COD 605-45-45-7

This factor is not applicable.

The Entity Has Latitude in Establishing Price

FASB COD 605-45-45-8

The Company negotiates the pricing terms with the agencies, brands and clients for the fees to be charged to them.  The Company then utilizes its platform resources to find the appropriate publishers and negotiate a price with them, independent of the pricing with the agencies, brands and clients. Therefore, the Company has latitude in the pricing of its services to the agencies, brands and clients and, as a result, has concluded this is an indicator that it acts as a principal, rather than an agent.

The Entity Changes the Product or Performs Part of the Service

FASB COD 605-45-45-9

The Company's agencies, brands and clients engage it to serve targeted desktop, video and mobile display ads to the desired audience.  The Company utilizes its resources to place the requested display advertising to the specific audience. The Company’s platform provides a comprehensive and complex decision optimization that enables the Company to fulfill the demand partners’ needs and desires in reaching the target audience and to maximize the demand partners’ advertising dollars. The Company’s platform actually determines which publisher’s ad space is selected to run each advertisement.  The Company performs and fulfills substantially all the services ordered by the agency, brand or client.  Accordingly, the Company has concluded that this is an indicator that it acts as a principal, rather than an agent.

The Entity Has Discretion in Supplier Selection

FASB COD 605-45-45-10

The Company has numerous suppliers of publishing inventory available for the agencies, brands and clients. The Company has the discretion to assess its demand partner's advertising needs and then identify and match the client needs with the appropriate supplier(s), at the best possible terms and conditions.  Accordingly, the Company has concluded that this is an indication that it acts as a principal.

Division of Corporation Finance

September 24, 2015

The Entity Is Involved in the Determination of Product or Service Specifications

FASB COD 605-45-45-11

In accordance with the agreements with the Company's agencies, brands and clients, the Company works with its agencies/brands to develop the targeted campaigns. The Company’s platform provides a comprehensive and complex decision optimization to allow the Company to target the agency's, brand's or client’s desired audience and to maximize its clients’ advertising dollars. The Company’s platform actually determines which publisher’s ad space is selected to run each advertisement.  Accordingly, the Company believes that this is an indication that it acts as a principal.

The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping

FASB COD 605-45-45-12

This factor is not applicable.

The Entity Has Credit Risk

FASB COD 605-45-45-13

The Company assumes the credit risk for all amounts billed to its clients. The Company has traditional trade accounts receivable terms with its clients, and is responsible for all of the billing and collection of client accounts. Additionally, the Company bears credit risk of loss in that it must pay its publishing partners regardless of whether the Company receives payment from its clients. The Company believes this is an indicator that it is a principal in the transaction.

FASB COD 605-45-45-14

None of these factors are applicable. The Company is not paid in advance from the agencies, brands and clients. Furthermore, any deductions that may be made by the Company's clients are made based on the gross amount billed.

Indicators of Net Revenue Reporting:

The Entity's Supplier Is the Primary Obligor in the Arrangement

FASB COD 605-45-45-16

As noted above, the Company is the primary obligor in providing the services to its clients, not the suppliers.

Division of Corporation Finance

September 24, 2015

The Amount the Entity Earns Is Fixed

FASB COD 605-45-45-17

The Company earns neither a fixed dollar amount per customer transaction, regardless of the amount billed to a client, nor a stated percentage of the amount billed to a client.

The Supplier Has Credit Risk

FASB COD 605-45-45-18

Credit risk is not assumed by the supplier.  The Company bears credit risk on the collection of revenue from its demand partners and generally has paid its suppliers before it has received payment.

3.

Refer to the last paragraph.  Please tell us the nature of each of your product and services offerings and how your advertising agency partners may interact with your SRAX platform.  In addition, provide us with your analysis of each factor in ASC 605-45-45-4 through 45-18 supporting your conclusion that gross revenue reporting is appropriate.  Based on your disclosures of Steel Media on page 2, tell us how the Steel Media business is integrated with your product and service offerings, and if this integration was a factor supporting your conclusion that gross revenue reporting is appropriate, provide your basis in the accounting literature in your response.

The integration of the Five Delta technology into the SRAX platform enables the Company to place its clients’ advertising orders on the social media sites that best meet their needs.  As set forth elsewhere herein, the Company is able to measure the effectiveness of a program across display, mobile, video, social and search which permits it to then be able to allocate its client's advertising to their targeted audiences. This enables the Company to fulfill the client orders with the optimal inventory which it acquires based on the technology.

The technology has been incorporated into the Steel Media revenue stream, as well as the others discussed elsewhere herein, and is not a revenue source in and of itself.  The Company records revenues on a gross basis and its analysis of each factor in ASC 605-45-45-4 through 45-18 supporting its conclusion for each revenue stream is set forth elsewhere herein.

GroupAd, page 2

4.

Please tell us how you generate revenues from GroupAd and how you are accounting for such revenues.  Please provide your basis in the accounting literature in your response.

The Company generates revenues from GroupAd subscriptions based upon a Software as a Service (“SaaS”) model.  Users pay a monthly fee to utilize the GroupAd platform. The Company earns and recognizes monthly subscription revenue as these services are delivered under typically month-to-month subscriptions.  The Company also utilizes the GroupAd platform to manage media campaigns for clients.  The Company's clients contract with the Company to develop the campaigns and place the required advertising on publisher partner websites or other social media platforms. Revenue is recognized as the campaigns are delivered to the clients.

Division of Corporation Finance

September 24, 2015

The Company recognizes revenue in accordance with Accounting Standard Codification (ASC) 605-10 (previously Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition). It recognizes revenue when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the selling price is fixed or determinable; and collection is reasonably assured.

The Company has concluded the revenues generated from GroupAd are accounted for and reported in accordance with U.S. generally accepted accounting principles.

SRAX MD, page 2

5.

Please tell us the nature of each of your product and service offerings from the SRAX MD platform and how you generate revenues from such offerings.  Tell us if you are accounting for revenues on a gross or net basis and provide us with your analysis of each factor in ASC 605-45-45-4 through 45-18 supporting your conclusion.  Based on your disclosures of Steel Media, tell us how the Steel Media business is integrated with your product and service offerings, and if this integration was a factor supporting your revenue recognition conclusion, provide your basis in the accounting literature in your response.

SRAX MD is the dedicated healthcare ad targeting arm of the Company.  Through SRAX MD, the Company services ad agencies and brands by serving targeted desktop and mobile display ads to healthcare professionals and patients. The Company contracts with its clients on a campaign basis to deliver a specific amount of display ads at a specific fixed CPM basis per campaign. Revenue is recognized as delivery is made on the campaigns.

The Company accounts for revenues on a gross basis.  Its analysis of each factor in ASC 605-45-45-4 through 45-18 supporting its policy is set forth below.

The Steel Media business also generates revenue through SRAX MD, utilizing the SRAX MD model. Media is purchased programmatically across the Company's own exchange supply inventory partners and through partner exchanges that the Company has access to. Steel Media’s revenue activities utilizing SRAX MD were not a factor supporting the Company's policy of accounting for SRAX MD revenues on a gross basis.

Division of Corporation Finance

September 24, 2015

Indicators of gross reporting:

The Entity Is the Primary Obligor in the Arrangement

FASB COD 605-45-45-4

The Company is responsible for providing the service to agencies and brands. The Company contracts directly with the agencies and brands to deliver targeted advertising to the ultimate audience that the Company's clients desire. The Company has compiled a database of relevant publishers on which it places the advertising.  The agencies and brands look to the Company to be the primary obligor in these transactions, as the Company interacts with the clients directly to develop the campaign parameters and the targeted audience, and the Company is responsible for the fulfillment of the campaign and meeting the needs of the agencies and brands.  Accordingly, the Company has concluded it is the primary obligor in these arrangements.

The Entity Has General Inventory Risk—Before Customer Order Is Placed or Upon Customer Return

FASB COD 605-45-45-5

This factor is not applicable to the SRAX MD activities.

FASB COD 605-45-45-6

This factor is not applicable to the SRAX MD activities.

FASB COD 605-45-45-7

This factor is not applicable to the SRAX MD activities.

The Entity Has Latitude in Establishing Price

FASB COD 605-45-45-8

The Company negotiates the pricing terms with the agencies and brands for the fees to be charged to them.  The Company then utilizes its database resources to find the appropriate publishers and negotiate a price with them, independent of the pricing with the agencies and brands. Therefore, the Company has latitude in the pricing of its services to its clients and, as a result, has concluded this is an indicator that it acts as a principal, rather than an agent.

The Entity Changes the Product or Performs Part of the Service

FASB COD 605-45-45-9

The agencies and brands engage the Company to serve targeted desktop and mobile display ads to healthcare professionals and patients.  The Company utilizes its resources to place the requested display advertising to reach and attract the specific audience.  The Company performs and fulfills substantially all the services ordered by the client.  Accordingly, the Company has concluded that this is an indicator that it acts as a principal, rather than an agent.

Division of Corporation Finance

September 24, 2015

The Entity Has Discretion in Supplier Selection

FASB COD 605-45-45-10

The Company has numerous suppliers of publishing inventory available for its clients. The Company has the discretion to assess its demand partner's advertising needs and then identify and match the client needs with the appropriate supplier(s), at the best possible terms and conditions.  Accordingly, the Company has concluded that this is an indication that it acts as a principal.

The Entity Is Involved in the Determination of Product or Service Specifications

FASB COD 605-45-45-11

In accordance with the agreements with the agencies and brands, the Company works with its clients to develop the targeted campaigns. Accordingly, the Company has concluded that this is an indication that it acts as a principal.

The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping

FASB COD 605-45-45-12

This factor is not applicable to the SRAX MD activities.

The Entity Has Credit Risk

FASB COD 605-45-45-13 45-13

The Company assumes the credit risk for all amounts billed to its clients. The Company has traditional trade accounts receivable terms with its clients and is responsible for all of the billing and collection of client accounts. The Company bears credit risk of loss in that it must pay its publishing partners regardless of whether the Company receives payment from its clients.  Accordingly, this is an indicator that the Company is a principal in the transaction.

FASB COD 605-45-45-14

None of these factors are applicable.  The Company is not paid in advance from its demand partners. Furthermore, any deductions that may be made by the Company's demand partners are made based on the gross amount billed.

Division of Corporation Finance

September 24, 2015

Indicators of Net Revenue Reporting:

The Entity's Supplier Is the Primary Obligor in the Arrangement

FASB COD 605-45-45-16

As noted above, the Company is the primary obligor in providing the services to its clients, not the suppliers.

The Amount the Entity Earns Is Fixed

FASB COD 605-45-45-17 45-17

The Company earns neither a fixed dollar amount per customer transaction, regardless of the amount billed to an agency or brand, nor a stated percentage of the amount billed to the client.

The Supplier Has Credit Risk

FASB COD 605-45-45-18

The Company retains the credit risk on all amounts billed to clients.

SRAX DI, page 2

6.

Please tell us the nature of your product and service offerings from the SRAX DI platform and how you generate revenues for such offerings.  Tell us if you are accounting for the revenues on a gross or net basis and provide us with your analysis of each factor in ASC 605-45-45-4 through 45-18 supporting your conclusion.  Based on your disclosures of Steel Media, tell us how the Steel Media business is integrated with your product and service offerings, and if this integration was a factor supporting your revenue recognition conclusion, provide your basis in the accounting literature in your response.

Through the Company's SRAX DI business unit the Company contracts directly with its clients to build and manage their digital marketing initiatives. The Company's clients engage SRAX DI services to develop and implement their digital marketing strategies. The Company bills its clients monthly for all services included web development, social media management, email marketing and media relations. The Company's policy is to account for SRAX DI revenue on a gross basis. Its analysis of each factor in ASC 605-45-45-4 through 45-18 supporting its conclusion is set forth below.

The Steel Media business is not integrated into the Company's SRAX DI product and service offerings and, therefor, was not a factor supporting the Company's policy of accounting for SRAX DI revenues on a gross basis.

Division of Corporation Finance

September 24, 2015

Indicators of gross reporting:

The Entity Is the Primary Obligor in the Arrangement

FASB COD 605-45-45-4

The Company is responsible for providing the service to its clients. The Company contracts directly with its clients to build and manage their digital marketing initiatives. The Company's clients engage SRAX DI services to develop and implement their digital marketing strategies. The clients look to the Company as the primary obligor in these transactions, as the Company interacts with its clients directly to provide the tools and services necessary to launch and manage a branded presence across key social media channels, such as Facebook, Twitter, Instagram, Pinterest, etc. The Company is responsible for the fulfillment of the digital marketing strategies to meet their needs.  Accordingly, the Company is the primary obligor in these arrangements.

The Entity Has General Inventory Risk—Before Customer Order Is Placed or Upon Customer Return

FASB COD 605-45-45-5

This factor is not applicable to the SRAX DI activities.

FASB COD 605-45-45-6

This factor is not applicable to the SRAX DI activities.

FASB COD 605-45-45-7

The Company engages third party service providers in connection with the services that it provides to its clients. The Company is obligated to compensate these providers regardless of whether the client accepts the work.

The Entity Has Latitude in Establishing Price

FASB COD 605-45-45-8

The Company negotiates the pricing terms with its clients. The Company's pricing is independent of any costs or services that it may need to acquire in order to deliver the service. Therefore, the Company has latitude in the pricing of its services to its clients and, as a result, has concluded that this is an indicator that the Company acts as a principal, rather than an agent.

Division of Corporation Finance

September 24, 2015

The Entity Changes the Product or Performs Part of the Service

FASB COD 605-45-45-9

The Company performs the service requested by its clients and is primarily responsible for the fulfillment of the contracted services. The Company's clients engage it to develop and implement their digital marketing strategies.  The Company performs and fulfills substantially all the services ordered by the client. Accordingly, the Company has concluded that this is an indicator that it acts as a principal, rather than an agent.

The Entity Has Discretion in Supplier Selection

FASB COD 605-45-45-10

The Company has the discretion to select and identify the service providers and social networks that it engages to deliver its services to its clients at the best possible terms and conditions; however, the clients may request specific social platforms and tools for the Company to use on their behalf.

The Entity Is Involved in the Determination of Product or Service Specifications

FASB COD 605-45-45-11

In accordance with formal agreements with its clients, the Company works with its clients to develop the digital marketing strategies. The Company provides the tools and services necessary to develop, launch and maintain a presence across key social platforms, such as Facebook, Twitter, Instagram, Pinterest, etc. Accordingly, this is an indication that the Company acts as a principal.

The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping

FASB COD 605-45-45-12

This factor is not applicable to the SRAX DI activities.

The Entity Has Credit Risk

FASB COD 605-45-45-13

The Company assumes the credit risk for all amounts billed to its clients. The Company has traditional trade accounts receivable terms with its clients and is responsible for all of the billing and collection of client accounts. The Company bears credit risk of loss in that it must pay its online platforms and service providers regardless of whether the Company receives payment from its clients. Accordingly, this is an indicator the Company is the principal in the transaction.

Division of Corporation Finance

September 24, 2015

FASB COD 605-45-45-14

None of these factors are applicable. The Company is not paid in advance from its clients. Furthermore, any deductions that may be made by its demand partners are made based on the gross amount billed.

Indicators of gross reporting:

The Entity's Supplier Is the Primary Obligor in the Arrangement

FASB COD 605-45-45-16

As noted above, the Company is the primary obligor in providing the services to its clients, not the suppliers.

The Amount the Entity Earns Is Fixed

FASB COD 605-45-45-17

The Company earns neither a fixed dollar amount per customer transaction, regardless of the amount billed to a client, nor a stated percentage of the amount billed to a client.

The Supplier Has Credit Risk

FASB COD 605-45-45-18

The Company retains the credit risk on all amounts billed to clients.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations

Revenue, Cost of revenues, Operating expense and Interest expense, page 18 and 19

7.

Please provide a summary of your annual results for 2014 and 2013 on a comparative basis with quantified explanations for material fluctuations in revenues, cost of revenues, operating expenses and interest expense based on known trends, risks, uncertainties, and significant transactions.  For example, we note you acquired Steel Media on October 30, 2014, which appears to have resulted in a material impact on your results of operations and financial condition.  In addition, we note you changed your primary ad server from Google to your own proprietary platform SRAX which adversely impacted revenues in the second and third quarters of 2014.  Please refer to Item 303(a)(3) of Regulation S-K.  For more information, refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003), and Section III of the Interpretative Rule on Management's Discussion and Analysis (Release Nos. 33-6835, 34-28631, dated May 19, 1989).

Division of Corporation Finance

September 24, 2015

Supplementally, and as requested, following is a summary of the Company's annual results for 2014 and 2013 on a comparative basis quantified to identify material fluctuations in revenues, cost of revenues, operating expenses and interest expense which may be attributable to the acquisition of Steel Media on October 30, 2014:

	Year Ended December 31, 2014	Year Ended December 31, 2013	$ of increase (decrease) 2014 over 2013	% of increase (decrease)

Revenues attributable to historic operations (1)	$3,224,479	$3,143,353	$81,126	2.9%
Revenues attributable to Steel Media subsidiary	1,895,864	0	$1,895,864	100.0%
Consolidated revenues	$5,120,343	$3,143,353	$1,976,990	62.9%

Cost of revenues attributable to historic operations (1)	$2,137,185	$2,326,244	$(189,059)	(8.1)%
Cost of revenues attributable to Steel Media subsidiary	654,763	0	$654,763	100.0%
Consolidated cost of revenues	$2,791,948	$2,326,244	$465,704	20%

Operating expenses attributable to historic operations	$5,315,885	$2,521,984	$2,793,901	110.8%
Operating expenses attributable to Steel Media subsidiary	490,375	0	$490,375	100.0%
Consolidated total operating expenses	$6,066,611	$2,521,984	$3,544,617	140.5%

Interest expense attributable to historic operations	$673,347	$312,465	$360,882	115.5%
Interest expense attributable to Steel Media subsidiary	0	0	$0	-
Total interest expense	$673,347	$312,465	$360,882	115.5%

——————

(1)

net of elimination of $138,395 in consolidation.

The Company acquired Steel Media to provide the basis for becoming an integrated company which handles both buy-side and sell-side advertising, and not with the intent to operate Steel Media as a separate business unit.  During the fourth quarter of 2014, the Company began offering the market access provided in-house by the SRAX diversified RTB platform to the historic Steel Media customer base, as well as expanding the historic Steel Media business to add the Company's other proprietary product offerings, including SRAX MD.  This integration has continued into 2015 with the additional expansion of the Company's proprietary brand and advertising platforms across all customer bases which has resulted in overall increases in revenues.

The Company does not believe that material portions of the increases in its operating expenses subsequent to the acquisition of Steel Media are solely attributable to the acquisition, but rather relate to the overall growth of the combined companies.  As a result of the integration of the businesses and the overlapping of various personnel, the consolidated entity incurs various operating expenses, such as employee costs, platform development and similar expenses, which are not solely related to any portion of the Company's business.  For example, during the fourth quarter of 2014 the Company incurred various costs in readying and deploying the SRAX platform to the Steel Media historic customers, which such costs are captured in the foregoing table as an operating expense of the historic business.

Division of Corporation Finance

September 24, 2015

Absent the terms of the Stock Purchase Agreement and/or the Financing Agreement, the Company would not separately internally track the revenues or operating expenses of Steel Media post-closing.  The terms of both of those agreements were highly negotiated and require the credit of certain revenues to Steel Media, as well as the allocation of certain expenses solely to the historic operations notwithstanding the actual incurrence at the Steel Media level.  These internal reports are not used by management of the Company to evaluate the performance of the Company, but rather are used to determine the level of any future earnout payments to Mr. Steel or the compliance with the various ratios and other covenants of the Financing Agreement.

In future filings, however, the Company will expand the disclosure within MD&A when appropriate to provide comparative information and quantified explanations for material fluctuations in revenues, cost of revenues, operating expenses and interests expenses based upon known trends, risks, uncertainties and significant transactions.

The Company believes that the transition off the Google ADX platform to the SRAX platform, which adversely impacted revenues during the earlier portions of 2014 (as disclosed in the Company's Quarterly Reports on Form 10-Q for the period ended March 31, 2014, June 30, 2014 and September 30, 2014), was no longer a factor at the time the 10-K was filed.  In particular, the Company experienced more than a doubling of revenue for the third quarter of 2014 as compared to the second quarter of 2014, and an increase of approximately 161% for the fourth quarter of 2014 over the third quarter of 2014.  Notwithstanding the foregoing, when informative to a reader's understanding of the Company's results of operations the Company will include information on the impact the transition to a proprietary platform had on the Company's results of operations during those historic periods.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 35

8.

We note the disclosure in footnotes 8 and 9 to the beneficial ownership table that Ms. DeRuggiero issued notes and warrants that are convertible and exercisable into Class A common shares to Siskey Capital, LLC, Siskey Capital Opportunity Fund, LLC and Siskey Capital Opportunity Fund II, LLC.  We also note on page 38 that the company has a consulting agreement with Siskey Capital, LLC.  With a view to disclosure, please tell us whether the convertible notes and warrants issued by Ms. DeRuggiero are related to the company's consulting agreement with Siskey Capital, LLC. or were issued for the benefit of the company.  Tell us what consideration you have given to filing the convertible note and warrant agreements as exhibits.

There was no relationship between the issuance of the convertible notes and warrants by Ms. DeRuggiero to Siskey Capital, LLC ("Siskey") and its related entities and the consulting agreement between the Company and Siskey dated October 20, 2013, nor were these notes and warrants issued for the benefit of the Company.  The Company is not a party to the convertible notes or warrants between Ms. DeRuggiero and Siskey and its affiliates, nor does it have any obligations or rights thereunder.  It did not provide any guarantees therefor, was not a direct or

Division of Corporation Finance

September 24, 2015

indirect beneficiary of the loans nor did it receive any proceeds or other value therefrom.  The Company does not believe that the notes or warrant agreements should be filed by it as exhibits as these documents do not fall within the scope of Item 601 of Regulation S-K.

Consolidated Financial Statements for the Years Ended December 31, 2014 and 2013

Consolidated Statements of Cash Flows for Years Ended December 31, 2014 and 2013, pages F-7 and F-8

9.

Referencing cash flows from investing activities, please revise to reflect the total amount of cash paid ($9,500,000) for the acquisition of Steel Media for the year ended December 31, 2014.  In addition, tell us why you are disclosing in the "Non-cash financial activities" line item, "Steel Media partial purchase consideration paid directly through escrow."  It is unclear to us why such line item is a non-cash financing activity.  Please refer to ASC 230-10-45-13 and revise to reflect only non-cash financing activities in the supplemental schedule of non-cash investing activities pursuant to ASC 230-10-50-3 and 50-4.

Per ASC 230-10-50-3, “Information about all investing and financing activities of an entity during a period that affects recognized assets or liabilities but that do not result in cash receipts or cash payments in the period" shall be disclosed as noncash investing and financing activities. For the acquisition of Steel Media, $2,000,000 of cash was paid from the Company. The balance, $7,500,000, was paid directly through third party controlled financing escrow accounts. There was no cash receipt or cash payment for these amounts into or out of from the Company’s bank accounts. FASB COD 230-20-108721 states, in part, that "Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty. All charges and credits to those accounts are cash receipts or payments to both the entity owning the account and the bank holding it." Under the terms of the third party controlled financing escrow accounts, the Company did not have necessary control over the account to meet this definition of cash.  In addition, the nature of the transaction did not fall within the parameters for cash outflows for investing activities set forth in ASC 230-10-45-13, nor the examples of noncash investing and financing transactions set forth in ASC 230-10-50-4.  Based upon the facts and circumstances, the Company has disclosed the net amount paid by the Company as a cash item.

In accordance with the foregoing, the Company believes the disclosure of the acquisition of Steel Media in the consolidated statement of cash flows for the year ended December 31, 2014 is in accordance with U.S. generally accepted accounting principles.

10.

Referencing cash flows from financing activities please advise us and/or revise for the gross proceeds of $9,000,000 received from your financing agreement with Victory Park.  Refer to ASC 230-10-45-14.  In addition, please revise the amount of debt issuance costs paid of $579,659 and related amortization to reconcile with the balance on your Balance

Division of Corporation Finance

September 24, 2015

Sheet at December 31, 2014.  Based on your disclosure on page F-17, it appears that the total 2014 debt issuance costs were $3,164,352.  Please revise your supplemental schedule of non-cash financing activities pursuant to ASC 250-10-50-3 and 50-4.

As noted in the Company's response to comment 9, the Company has reported cash activities that result in cash receipts or cash payments.  The Company actually received $1,227,601 in cash proceeds from the Financing Agreement with Victory Park, and that is the amount reported in the statement of cash flows. The balance of the financing was paid directly from the third party controlled financing escrow account for the Steel Media acquisition or for costs related to the financing, and did not flow through the Company's bank accounts.

Debt issue costs consist of the following:

Paid directly	$579,659
Paid from the escrow account (disclosed as noncash)	1,352,399
Noncash put liability (disclosed as noncash)	1,232,294
Total	$3,164,352
Amortization	256,616

Per balance sheet at 12/31/14	$2,907,736

In accordance with its analysis set forth in the response to comment 9, the Company believes the disclosure of the acquisition of Steel Media and related debt issuance costs in the consolidated statement of cash flows for the year ended December 31, 2014 is in accordance with U.S. generally accepted accounting principles.

11.

Please reconcile your net proceeds from the sale of common stock of $3,934,556 with the sale of common stock units for cash totaling $5,107,598 in your Consolidated Statement of Stockholders' Equity for the year ended December 3, 2014.  Also, tell us why the amounts presented in your financial statements do not reconcile with the gross proceeds of $5,668,501 disclosed in Note 4, Common Stock, on page F-20.  Please revise and advise us.

The requested reconciliations of the proceeds from the sale of common stock units in the Consolidated Statement of Stockholders’ Equity to the Consolidated Statement of Cash Flows are as follows:

Gross proceeds from sale of common stock	$5,688,501
Costs deducted from proceeds	(580,904)

Net per statement of stockholders’ equity	$5,107,597

Net per above	$5,107,597
Payment for Steel Media acquisition made from escrow	(500,000)
Payment of debt cost made from escrow	(580,000)
Other costs payment made from escrow	(93,041)

Net cash received	$3,934,556

Division of Corporation Finance

September 24, 2015

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, pages 20 and 21

12.

On page 13, you disclose that you entered into an amendment to your financing agreement with Victory Park Management, LLC (Victory Park) on May 14, 2015.  Please disclose the material terms of the amendment and file the amendment as an exhibit.

The Company previously described the material terms of the amendment to the financing agreement entered into on May 14, 2015 in Part II, Item 5. of its Form 10-Q for the quarter ended March 31, 2015 as filed on May 15, 2015.  Those terms, which included modifications in the leverage ratio, senior leverage ratio, fixed charge coverage ratio and interest coverage ratio, a reduction in the minimum current ratio and a modified our obligations with respect to the delivery of certain reports, certain representations by us as well as clarifying other additional terms by which the loan is administered.  The Company will include the following or substantially similar language in the Liquidity and Capital Resources portion of MD&A in future filings:

"In May 2015 we entered into the First Amendment to Financing Agreement with Victory Park Management, LLC, as administrative agent and collateral agent for the lenders. Under the terms of the amendment, the leverage ratio, senior leverage ratio, fixed charge coverage ratio and interest coverage ratio under the Financing Agreement were all modified, and the minimum current ratio was reduced.  The amendment also modified our obligations with respect to the delivery of certain reports, certain representations by us as well as clarifying other additional terms by which the loan is administered. "

13.

Referencing the debt payment of $2.5 million due on the Steel Note on October 30, 2015 as well as required debt service payments on the Victory Park Financing Agreement (Financing Agreement) totaling approximately $325,000 quarterly, and the upcoming annual earn out payment to Mr. Steel for the period ending October 31, 2015, please tell us and disclose in greater detail your plans for meeting these debt service and other financial commitments as well as maintaining sufficient liquidity to meet operating requirements.  Under the terms of the agreement with Mr. Steel, it appears there are significant constraints on your ability to meet debt service requirements on the Financing Agreement while also distributing 25% of targeted EBITDA to him.  Further, in the event of default under the Financing Agreement or Steel Note, please tell us and disclose the potential ramifications on your financial position, results of operations, and financial condition.

Division of Corporation Finance

September 24, 2015

We expect to continue to make the debt service payments due under the Financing Agreement utilizing cash generated through our operations.  With respect to the amounts due Mr. Steel over the next 12 months, the balance due under the Steel Note on its maturity date on October 30, 2015, including accrued interest, will be approximately $2,381,000, net of the prepayments made to date.  Assuming the earnout criteria is reached, Mr. Steel will be entitled to his first earnout payment of in January 2016 of $4 million.  Under the terms of the Stock Purchase Agreement, the Company is entitled to pay 60% ($2.4 million) of the earnout payment in shares of its Class A common stock, leaving a balance due in cash of $1.6 million.  Based upon our ongoing discussions with VPC and its informal oral agreement, we expect to make an additional draw under the Financing Agreement in an amount sufficient to satisfy the Steel Note and the cash portion of earnout payment.  As soon as those agreements are finalized, we will make the appropriate filing under an 8-K.

We have previously included several risk factors in our 10-K (see "The terms of the Financing Agreement..." on page 8, "The terms of the promissory note......" on page 9, and "Our debt obligations could impair......" on page 9) as well as disclosure in MD&A of the 10-K(pages 20 and 21) and the June 30, 2015 10-Q (page 21), that the obligations of the debt service under the Financing Agreement and the commitments to Mr. Steel under the Stock Purchase Agreement create a burden on the Company and are impacting our liquidity.  After the satisfaction of the Steel Note, it is expected that the amount of cash generated from our operations will increase thereby providing additional funds for the service of the Financing Agreement debt.  As described in these filings, we do not have any exterior sources of liquidity other than under the Financing Agreement and face a number of uncertainties.  In an effort to maintain a good relationship with the lender, we conduct regular and detailed discussions with VPC regarding our business and operations, and VPC representatives have Board observation rights under the Financing Agreement.  While we reasonably believe we will be able to draw additional amounts under the Financing Agreement up to the remaining $9.5 million which is available based upon our informal discussions with VPC, the consent of the lender is necessary for any additional draws.

The calculation of excess cash flow for determining the prepayments to Steel Note are calculated net of certain items, including the scheduled principal repayments (including excess cash flow sweeps) and interest due under the Financing Agreement.  The Financing Agreement is, for the purposes of the Stock Purchase Agreement and the Steel Note, senior debt and the obligations to Mr. Steel are subordinated to it under the terms of a subordination agreement (Exhibit 10.23 to the 10-K).

Division of Corporation Finance

September 24, 2015

As disclosed in the risk factor on page 9 of the 10-K ("The terms of the Financing Agreement....."), if the Company were to default under the Financing Agreement our ability to continue our operations would be in jeopardy and it is possible the lender would foreclose on our assets.  While we have made reference to the continued applicability of these risk factors in Part II, Item 1A. of the June 30,2015 10-Q, in future filings we will the following or substantially similar disclosure, updated to reflect the most current information, within the Liquidity and Capital Resources section of MD&A:

"In the event of a default by us under the terms of the Financing Agreement, remedies for the lender range from notice and cure, to acceleration of both principal and interest. Our operations may not generate sufficient cash to enable us to service our debt. Upon an event of default under the Financing Agreement, if we were unable to cure the default within the prescribed periods, if at all, the lender could increase our interest rates or accelerate all amounts then due. If we were unable to repay these obligations, the lender could foreclose on our assets and collateral, in which case our ability to continue our business and operations as then conducted would be in jeopardy. If the lender should foreclose on our assets, it is likely you would lose your entire investment in our company."

We trust the foregoing sufficiently responds to the staff's comments.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Christopher Miglino
Christopher Miglino,
Chief Executive Officer

cc:

RBSM LLP

Pearlman Schneider LLP